Exhibit 99.1

SGOCO GROUP, LTD. NAMES CROWE HORWATH AS ITS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beijing, China – June 12, 2012 – SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced the appointment of Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as the Company’s independent registered public accounting firm to perform independent audit services for the year ended December 31, 2011.

Mr. Burnette Or, President and CEO of SGOCO commented, “We are pleased to announce the hiring of Crowe Horwath as our new independent auditor. They will commence work on the audit of our consolidated financial statements for the 2011 fiscal year, which we hope will be completed as quickly as possible.”

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on building its own brands and retail distribution network in the flat panel display market, including LCD/LED monitors, TVs, and application specific products. With a network of hundreds of SGOCO Image branded retail partners, the Company is rapidly expanding in China’s tier 3 and tier 4 cities. By providing international standard quality products at competitive prices, the Company believes it is well positioned to take advantage of the emergence of China’s new consumer culture. For more information about SGOCO, please visit http://www.sgocogroup.com.

About Crowe Horwath (HK) CPA Limited

Crowe Horwath (HK) CPA Limited ("Crowe Horwath") is a full-service CPA member firm of Crowe Horwath International based in Hong Kong. Crowe Horwath provides a comprehensive range of professional services including audit, tax, risk management, merger and acquisition, and corporate and business advisory services to clients from different parts of the world and has around 20 directors, 300 professional and support staff with strong technical strength. With the extensive resources and global support of Crowe Horwath International, Crowe Horwath is able to serve clients on an international scale with local expertise. For more information about Crowe Horwath, please visit http://www.crowehorwath.net/hk/.

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements." Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated, including risks as detailed in the Company’s filings with the Securities and Exchange Commission (“SEC”). The Company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Tel: + 86-10-8587-0173	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533